John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3720

RE:	Hyperview Ltd. Withdrawal of Registration Statement on Form S-1 File Number 333-178218

Dear Mr. Reynolds:

Pursuant to Rule 477 promulgated under the Securities Act of 1933 and further to your request, Hyperview Ltd. hereby applies for the immediate withdrawal of the above-referenced Registration Statement, which was originally filed with the Securities and Exchange Commission on November 30, 2011, together with all exhibits thereto.

The Registration Statement was filed in connection with the proposed initial public offering by Hyperview Ltd., of its common stock that Hyperview Ltd. has determined not to pursue at this time. Hyperview Ltd. confirms that it has not sold any securities pursuant to the Registration Statement.

Please do not hesitate to call the undersigned at 604 726-0640 with any questions you may have regarding this matter.

Sincerely,

/s/ Ron McIntyre
Ron McIntyre
President